UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963 (317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016 (as so amended from time to time, the “Schedule 14D-9“), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price equal to an amount in cash per share equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016, net to the holders thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

i

Item 8.  Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 after the last paragraph under the heading entitled “Litigation Relating to the Offer and the Merger”:

Vartanov Action

On March 10, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Vartanov v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001593, was filed in the Circuit Court for Baltimore City, Maryland (the “Vartanov Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition. The complaint generally alleges that the Individual Defendants breached their common law fiduciary duties owed to the Company’s stockholders in connection with the Transactions, claiming, among other things, that the Individual Defendants failed to take steps to procure adequate consideration for the Shares and took steps to avoid competitive bidding; failed to properly value the Company; and/or ignored or failed to protect against conflicts of interest.  The complaint also alleges that the Company, ARMOUR and Acquisition aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Vartanov Action is properly maintainable as a class action and certifying the plaintiff as class representative and its counsel as class counsel; enjoining, preliminarily and/or permanently, the Transactions; enjoining defendants and all persons acting in concert with them from consummating the Transactions until and unless the Board adopts and implements a fair sale process and ensures a fully informed tender offer; in the event that the Transactions are consummated prior to the entry of the Court’s final judgment, rescinding and unwinding the Transactions or awarding the plaintiff and the putative class of public Company stockholders rescissory damages; directing that the defendants account to the plaintiff and the other purported members of the putative class of public Company stockholders for all damages allegedly caused by them and account for all profits and any special benefits allegedly obtained as a result of their alleged breaches of fiduciary duty; awarding compensatory damages in favor of the plaintiff and the putative class of public Company stockholders for all losses and damages allegedly suffered as a result of the alleged wrongdoing in an amount in excess of $75,000 (together with interest thereon); awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, in such action; and granting such other and further equitable relief as the Court may deem to be just and proper.  The Company and the other defendants believe the Vartanov Action lacks merit and intend to vigorously defend the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 15, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary

2